July, 13, 2012

H. Roger Schwall

Assistant Director

Alexandra M. Ledbetter

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Idea Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 21, 2012

File No. 333-180761

Dear Mr. Schwall;

Please find below the Registrants responses to your Comment Letters of July 12, 2012 and July 13, 2012.

July 12, 2012

The Offering, page 7

1.

We note your disclosure that the net assets or fair market value of any business to be acquired must represent at least 80% of the maximum offering proceeds.  For your purposes, 80% of the maximum offering proceeds would appear to mean 80% of $90,500 or $72,400.   See Rule 419(e)(1).   See also SEC Release No. 33-6932, Part II.B.1 and, in particular, the example provided, including footnote 26.  Please clearly disclose how you would finance an acquisition of a business worth at least $72,400 in the event that you raised less than that in your offering.  For instance, disclose whether you have any alternative sources of financing.

Revised to reflect that the acquisition may be financed through proceeds of the offering, loans, or equity.

July 13, 2012

The Offering, Page 7

1.

You also indicate at page 4 and elsewhere that “The acquisition(s) will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments.”   However, if the offering proceeds are less than the $72,400 referenced in comment 1 in our letter to you dated July 12, 2012, it is unclear how you could obtain the requisite confirmation from investors.    Explain in necessary detail how you ever could obtain the necessary confirmation for any proposed business acquisition if the offering proceeds are less than the 80% threshold you cite.  Please revise to clarify.

Revised to reflect that enough investors must reconfirm so that the remaining funds are adequate to allow the acquisition to be consummated.

Very truly yours,

/s/ Nishon Petrossian

Nishon Petrossian, President

Great Idea Corp.